As filed with the Securities and Exchange Commission on October 17, 2008

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

ORBOTECH LTD.

(Exact name of Registrant as specified in its charter)

Israel (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

Sanhedrin Boulevard North Industrial Zone Yavne, Israel (Address of Principal Executive Offices)	81101 (Zip Code)

Photon Dynamics, Inc. 2005 Equity Incentive Plan

Photon Dynamics, Inc. 2001 Equity Incentive Plan

Photon Dynamics, Inc. 2005 Non-Employee Directors’ Stock Option Plan

Photon Dynamics, Inc. Amended and Restated 1995 Stock Option Plan

CR Technology, Inc. 1991 Stock Option Plan

(Full title of the plan)

Orbotech, Inc.

44 Manning Road

Billerica, Massachusetts 01821

Attention of Guy Shemi

(Name and address of agent for service)

(978) 667-6037

(Telephone number, including area code, of agent for service)

Copies of all communications, including all communications sent to the agent for service, should be sent to:

Martin L. Senzel, Esq. Worldwide Plaza 825 Eighth Avenue New York, N.Y. 10019	David Cohen, Esq. Tulchinsky Stern Marciano Cohen & Co. Law Offices 4 Berkowitz St. Tel Aviv, 64238, Israel

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer ☐	Accelerated Filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Ordinary Shares, NIS 0.14 nominal value	3,305,628 shares	$4.48	$14,809,213.44	$582.00

(1)	The number of Ordinary Shares of Orbotech Ltd. being registered hereunder represents the maximum number of Ordinary Shares which are issuable upon the exercise of options or settlement of restricted stock units granted under the following plans and which were assumed by Orbotech Ltd. on October 2, 2008: (a) 2,264,635 shares under the Photon Dynamics, Inc. 2005 Equity Incentive Plan; (b) 56,808 shares under the Photon Dynamics, Inc. 2001 Equity Incentive Plan; (c) 120,705 shares under the Photon Dynamics, Inc. 2005 Non-Employee Directors’ Stock Option Plan; (d) 862,320 shares under the Photon Dynamics, Inc. Amended and Restated 1995 Stock Option Plan; and (e) 1,160 shares under the CR Technology, Inc. 1991 Stock Option Plan. This Registration Statement also covers an indeterminate number of Ordinary Shares of Orbotech Ltd. which may be issued by reason of stock dividends, stock splits or similar transactions.
(2)	The price stated is estimated in accordance with Rule 457(h) and Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee, on the basis of the average of the high and low sale prices of the Registrant’s Ordinary Shares as reported on the NASDAQ Global Select Market as of October 14, 2008, namely $4.48.

2

INTRODUCTORY STATEMENT

This registration statement on Form S-8 (the “Registration Statement”) is prepared to register the issuance of a maximum number of 3,305,628 Ordinary Shares of Orbotech Ltd. (“Orbotech” or the “Registrant”) that are reserved for issuance upon exercise of options or settlement of restricted stock units granted under the Photon Dynamics, Inc. 2005 Equity Incentive Plan, the Photon Dynamics, Inc. 2001 Equity Incentive Plan, the Photon Dynamics, Inc. 2005 Non-Employee Directors’ Stock Option Plan, the Photon Dynamics, Inc. Amended and Restated 1995 Stock Option Plan and the CR Technology, Inc. 1991 Stock Option Plan (together, the “Plans”).

On June 26, 2008, Orbotech, a company organized under the laws of Israel, PDI Acquisition, Inc., a California corporation and an indirect wholly owned subsidiary of Orbotech, and Photon Dynamics, Inc., a California corporation (“Photon Dynamics”), entered into an Agreement and Plan of Merger and Reorganization (the “Agreement”). Pursuant to the Agreement, Orbotech acquired all the issued and outstanding shares of the common stock of Photon Dynamics on October 2, 2008 (the “Effective Time”).

The Agreement provided that, at the Effective Time, (i) each option to acquire shares of Photon Dynamics common stock granted under the Plans outstanding immediately prior to the Effective Time was deemed to constitute an option to acquire the number of Ordinary Shares of Orbotech, rounded down to the nearest whole share, determined by multiplying the number of shares of Photon Dynamics common stock subject to such option by the Exchange Ratio, at a price per share rounded up to the nearest whole cent, equal to: (a) the aggregate exercise price for the shares of Photon Dynamics common stock otherwise purchasable pursuant to such option, divided by (b) the number of Ordinary Shares of Orbotech deemed purchasable pursuant to such option; and (ii) each restricted stock unit with respect to shares of Photon Dynamics common stock granted under the Plans outstanding immediately prior to the Effective Time was deemed to constitute a restricted stock unit with respect to the number of Ordinary Shares of Orbotech, rounded down to the nearest whole share, determined by multiplying the number of shares of Photon Dynamics common stock subject to such restricted stock unit by the Exchange Ratio. The “Exchange Ratio” is the quotient obtained by dividing $15.60, the price of Photon Dynamics common stock as determined for purposes of the Agreement, by the average closing price per share of the Ordinary Shares of Orbotech on the National Association of Securities Dealers Automated Quotation System on the five trading days immediately preceding the closing date.

PART I

INFORMATION REQUIRED IN THE PROSPECTUS

The document(s) containing the information called for in Part I of Form S-8 will be sent or given to participants in the Plans and is not being filed with or included in this Form S-8 in accordance with the rules and regulations of the Securities and Exchange Commission (the “Commission”).

I-1

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference

The following documents filed by the Registrant with the Commission are incorporated herein by reference:

(i) The Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

(ii) The Registrant’s reports on Form 6-K filed with the Commission since December 31, 2007, including those filed on February 20, 2008, May 13, 2008, June 26, 2008, August 5, 2008, August 12, 2008, October 2, 2008 and October 14, 2008 (except to the extent such reports are furnished but not filed with the Commission).

(iii) The description of the Registrant’s Ordinary Shares in the Registrant’s Registration Statement on Form F-1 under the Securities Act of 1933, as filed with the Commission on July 5, 1984 (Registration No. 2-92065).

In addition to the foregoing, all documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, and all reports on Form 6-K subsequently filed by the Registrant which state that they are incorporated by reference into this Registration Statement, prior to the filing of a post-effective amendment which indicates that all securities offered hereunder have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents and reports. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Registration Statement shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document that is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.	Description of Securities

Not applicable.

Item 5.	Interests of Named Experts and Counsel

The validity of the Ordinary Shares registered hereunder will be passed upon by Tulchinsky Stern Marciano Cohen & Co., Law Offices.

Item 6.	Indemnification of Directors and Officers

Article 123 of the Articles of Association of the Registrant (the “Articles”) provides as follows:

“INDEMNITY

(a)	The Company may, subject and pursuant to the provisions of the Companies Law, indemnify an “Office Holder” of the Company (as such term is defined in Article 73 above) for all liabilities and expenses incurred by him arising from or as a result of any act (or omission) carried out by him as an Office Holder of the Company and which is indemnifiable pursuant to the Companies Law, to the maximum extent permitted by law. The Company may indemnify an Office Holder post-factum and may also undertake to indemnify an Office Holder in advance, provided such undertaking is limited to types of occurrences which, in the opinion of the Board of Directors, are, at the time of the undertaking, foreseeable and to an amount the Board of Directors has determined is reasonable in the circumstances.

(b)	The Company may, subject and pursuant to the provisions of the Companies Law, enter into contracts to insure the liability of Office Holders of the Company for any liabilities incurred by them arising from or as a result of any act (or omission) carried out by them as Office Holders of the Company and for which the Company may insure Office Holders pursuant to the Companies Law, to the maximum extent permitted by law.

(c)	The Company may, subject to the provisions of the Companies Law, procure insurance for or indemnify any person who is not an Office Holder including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder.

(d)	The Company may, to the maximum extent permitted by law, exempt and release an Office Holder of the Company, including in advance, from and against all or part of his liability for monetary or other damages due to, or arising or resulting from, a breach of his duty of care to the Company. The Directors of the Company are released and exempt from all liability as aforesaid to the maximum extent permitted by law with respect to any such breach, which has been or may be committed.”

Article 73 of the Articles defines “Office Holder” as “a Director, managing director, general manager, chief executive officer, executive vice-president, vice-president, other managers directly subordinate to the managing director and any other person fulfilling or assuming any such positions or responsibility without regard to such person’s title”.

The Israeli Companies Law 5759-1999 (the “Companies Law”) provides that a company may, if its articles of association include provisions which allow it to do so:

(1)	enter into a contract to insure the liability of an “office holder” (as defined) of the company by reason of acts or omissions committed in his or her capacity as an office holder of the company for:

(a)	the breach of his or her duty of care to the company or any other person;

(b)	the breach of his or her duty of loyalty to the company to the extent he or she acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the company; and

(c)	monetary liabilities or obligations which may be imposed upon him or her in favor of other persons.

(2)	indemnify an office holder of the company by reason of acts or omissions committed in his or her capacity as an office holder of the company, for:

(a)	monetary liabilities or obligations imposed upon him or her in favor of another person under a court judgment, including a compromise judgment or an arbitrator’s decision approved by a court;

(b)	reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder pursuant to an inquiry or a proceeding brought against him or her by a competent authority, which was concluded without the submission of an indictment against him or her and without any financial penalty being imposed on him or her as an alternative to a criminal proceeding or which was concluded without the submission of an indictment against him or her but with a financial penalty being imposed on him or her as an alternative to a criminal proceeding, in respect of a criminal action which does not require proof of criminal intent;

In this subsection: (i) a proceeding concluded without the submission of an indictment in a matter in respect to which a criminal investigation was initiated shall mean the relevant case against him or her being closed in accordance with the provisions of Section 62 of the Israeli Criminal Procedure Law, 5742-1982, or by virtue of a stay of proceedings by the Attorney General in accordance with the provisions of Section 231 of the Israeli Criminal Procedure Law, 5742-1982; and (ii) “a financial penalty imposed as an alternative to a criminal proceeding” means a monetary penalty imposed in accordance with law as alternative to a criminal proceeding, including an administrative fine in accordance with the Israeli Administrative Crimes Law, 5746-1985, a fine for a crime that is considered a crime in respect of which a fine may be imposed, in accordance with the provisions of the Israeli Criminal Procedure Law, 5742-1982, a monetary sanction or a monetary composition; and

(c)	reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder or imposed upon him or her by a court, in an action, suit or proceeding brought against him or her by or on behalf of the company or by other persons, or in connection with a criminal action from which he or she was acquitted, or in connection with a criminal action which does not require proof of criminal intent in which he or she was convicted.

(3)	exempt an office holder, in advance, from and against all or part of his or her liability for damages due to a breach of his or her duty of care to it, provided that a company may not exempt a director in advance from his or her liability to it due to a breach of his or her duty of care with respect to a ‘Distribution’ (as defined in Section 1 of the Companies Law).

The Companies Law provides that a company’s articles of association may provide for indemnification of an office holder (X) post-factum; and (Y) may also provide that a company may undertake to indemnify an office holder in advance as follows: (i) as detailed in section 2(a) above, provided that the undertaking is limited to types of occurrences which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable in light of the activities of the company when the undertaking is given and to an amount or a criteria that the board of directors has determined is reasonable in the circumstances, and that the undertaking shall point out the occurrences which in the board of directors’ opinion are foreseeable as aforesaid, and the amount or criteria set by the board of directors as reasonable in the circumstances (ii) as detailed in sections 2(b) and 2(c) above.

The Companies Law provides that a provision in a company’s articles of association which permits the company to enter into a contract to insure the liability of or to indemnify an office holder or to exempt an office holder from his or her liability to the company, or a resolution of a company’s board of directors to indemnify an office holder with respect to the following will not be valid:

•	a breach of his or her duty of loyalty, other than, in respect of indemnification and insurance, to the extent described in Section 1(b) above;

•	a breach of his or her duty of care that was done intentionally or recklessly, unless the breach was done only in negligence;

•	an act or omission done with the intent to unlawfully realize personal gain; or

•	a fine or monetary composition imposed upon him or her.

The Companies Law defines “office holder” (or “Nosei Misra” in Hebrew) to include a director, managing director, general manager, chief executive officer, executive vice president, vice president, other managers directly subordinate to the managing director and any other person fulfilling or assuming any such position or responsibility without regard to such person’s title.

Indemnification of, and procurement of insurance coverage for, an office holder of a company requires, under the Companies Law, the approval of the company’s audit committee and board of directors, and, in some circumstances, including if the office holder is a director, the approval of the company’s shareholders.

The Registrant has purchased from a commercial carrier a directors’ and officers’ liability insurance policy insuring its office holders as permitted by the Companies Law and its articles of association. The Registrant has also resolved to indemnify the Registrant’s directors and certain other office holders by the provision to them of letters of indemnification, which provide, among other things, that subject to certain conditions and limitations, the Registrant will indemnify them in respect of all amounts they may be obligated to pay, including reasonable legal expenses, in the event of legal proceedings or a judgment in respect of or due to any act or omission taken or made in their capacity as office holders. In addition, the Registrant has resolved to exempt and release the Registrant’s directors and certain other office holders to the maximum extent permitted by law from and against all liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Registrant, including in their capacity as officers of the Registrant to the extent they also serve as officers of the Registrant and has provided them with release letters to that effect.

Item 7.	Exemption from Registration Claimed

Not applicable.

Item 8.	Exhibits

Exhibit Number

4.1	Photon Dynamics, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.44 from Photon Dynamics’ Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 filed on February 14, 2007)

4.2	Photon Dynamics, Inc. 2001 Equity Incentive Plan (incorporated by reference to Exhibit 10.22 from Photon Dynamics’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 000-27234) filed on May 9, 2003)

4.3	Photon Dynamics, Inc. 2005 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.6 from Photon Dynamics’ Current Report on Form 8-K filed on March 9, 2005)

4.4	Photon Dynamics, Inc. Amended and Restated 1995 Stock Option Plan (incorporated by reference to Exhibit 99.1 from Photon Dynamics’ Registration Statement on Form S-8 filed on June 30, 2004)

4.5	CR Technology, Inc. 1991 Stock Option Plan (incorporated by reference to Exhibit 99.4 from Photon Dynamics’ Registration Statement on Form S-8 (File No. 333-95479) filed on January 27, 2000)

5.1	Opinion and consent of Tulchinsky Stern Marciano Cohen & Co., Law Offices

23.1	Consent of Kesselman & Kesselman

23.2	Consent of Tulchinsky Stern Marciano Cohen & Co., Law Offices (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

Item 9.	Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of the Registrant in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Yavne, State of Israel, on the 17th day of October, 2008.

ORBOTECH LTD.

By:	/s/ Ranaan Cohen
Ranaan Cohen Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Ranaan Cohen his true and lawful attorney-in-fact and agent with full power of substitution and, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ranaan Cohen Ranaan Cohen	Chief Executive Officer (principal executive officer)	October 17, 2008

/s/ Amichai Steimberg Amichai Steimberg	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	October 17, 2008

/s/ Yochai Richter Yochai Richter	Active Chairman of the Board of Directors	October 17, 2008

/s/ Dr. Michael Anghel Dr. Michael Anghel	Director	October 17, 2008

/s/ Yehudit Bronicki Yehudit Bronicki	Director	October 17, 2008

/s/ Dan Falk Dan Falk	Director	October 17, 2008

/s/ Aaron (Roni) Ferber Aaron (Roni) Ferber	Director	October 17, 2008

/s/ Uzia Galil Uzia Galil	Director	October 17, 2008

/s/ Dr. Jacob Richter Dr. Jacob Richter	Director	October 17, 2008

/s/ Eliezer Tokman Eliezer Tokman	Director	October 17, 2008

/s/ Dr. Shimon Ullman Dr. Shimon Ullman	Director	October 17, 2008

/s/ Rafi Yizhar Rafi Yizhar	Director	October 17, 2008

Authorized Representative in the United States:

ORBOTECH, INC.

By	/s/ Guy Shemi	October 17, 2008
Guy Shemi

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EXHIBITS

to

Form S-8

REGISTRATION STATEMENT

under the

SECURITIES ACT OF 1933

File No. 333-

ORBOTECH LTD.